Exhibit 99.1

For media enquiries please contact John Noble on
Tel: 61 2 8274 5206 Mob: 0407 000 040.
Or Chris Falvey Tel 61 2 82745304 Mob: 0414 359235

25 October 2004

FINANCIAL POSITION OF MEDICAL RESEARCH AND COMPENSATION FOUNDATION

James Hardie Industries NV today wrote to the Medical Research and Compensation Foundation reaffirming its preparedness to provide assistance regarding the MRCF’s interim liquidity position.

James Hardie also expressed its surprise at the apparent immediacy of the MRCF’s claims. The MRCF only last month rejected as no longer necessary James Hardie’s offer to provide interim financial assistance, following an approach from the MRCF that it was approaching a liquidity issue in late August.

James Hardie reiterates that it is in no-one’s interests to have the MRCF placed in a position where it is unable to pay legitimate claimants

James Hardie has continued to seek additional information from the MRCF in order to assess ways in which James Hardie may assist the Foundation’s liquidity position on this occasion.

NEGOTIATIONS WITH ACTU

James Hardie also advised MRCF today that the MRCF’s continued delay in providing claims history data has substantially delayed James Hardie’s ability to negotiate an agreement with the ACTU and asbestos groups to reach a funding solution for all future claimants of asbestos-related diseases.

This data is critical to James Hardies capacity to develop a financially sustainable funding proposal.

The MRCF first undertook to provide this critical information by 30 September, prior to the first meeting between the ACTU and James Hardie on 1 October this year.

Nearly four weeks have passed and the material has still yet to be produced.

The Company is at a loss to explain why the MRCF is being reticent in providing the necessary information, particularly given it asserted urgency for additional funding.

This delay and the MRCF’s public announcements are at odds with resolving both the MRCF’s liquidity issues, and developing a long-term sustainable compensation solution for asbestos claimants.

Media Enquiries:

John Noble
Telephone: 61 2 8274 5206
Mobile: 0407 000 040
Email: john.noble@jameshardie.com.au
Facsimile: 61 2 8274 5218

Chris Falvey
Telephone: 61 2 82745304
Mobile 0414 359235
Email: chris.falvey@jameshardie.com.au

www.jameshardie.com

Disclaimer
 This media release contains forward-looking statements. Words such as “believe,’’ “anticipate,’’ “plan,’’ “expect,’’ “intend,’’ “target,’’ “estimate,’’ “project,” “predict,” “forecast,’’ “guideline,’’ “should,’’ “aim’’ and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.